UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form SD
SPECIALIZED DISCLOSURE REPORT

Hamilton Beach Brands Holding Company
(Exact Name of Registrant as Specified in Charter)

Delaware	001-38214	31-1236686
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

4421 WATERFRONT DR. GLEN ALLEN, VA		23060
(Address of Principal Executive Offices)		(Zip Code)

Lawrence K. Workman, Jr. (804) 273-9777
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 - Conflict Minerals Disclosure
Item 1.01 and 1.02 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
The Conflict Minerals Report for the calendar year ended December 31, 2021 filed herewith as Exhibit 1.01 hereto, is publicly available at https://www.hamiltonbeach.com/social-accountability-policy.html.

Section 2 - Exhibits
Item 2.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of the Form.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Hamilton Beach Brands Holding Company (Registrant)
Date:	May 27, 2022	/s/ Lawrence K. Workman, Jr.
Lawrence K. Workman, Jr.
Senior Vice President, General Counsel and Secretary